HYPOTHEKENBANK IN ESSEN AG

02 AUG 15

Hypothekenbank in Essen AG ◇ Postfach 10 18 61 ◇ 45018 Essen

Office of International Corporate Finance
SEC Headquarters
Room 3099
450 Fifth Street

NW, Washington DC 20549
USA

02049193

82-4883

Gildehofstraße 1
45127 Essen
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com
Tel.: +49 (0) 201/81 35-0
Fax: +49 (0) 201/81 35-200

Bankverbindung:
LZB Essen 360 096 10
Commerzbank AG
BLZ 360 400 39
Konto-Nr. 1 776 475

Ihr Zeichen	Ihre Nachricht	Unser Zeichen	Durchwahl	Essen
		UG/HPL	-495	02.08.2002

Key Business Figures as of June 30, 2002

SUPPL

- **Further increase of our balance sheet total to €70.4bn (€69.6bn)**
- **Satisfactory business development despite the difficult overall economic setting - operating result of €68.6m**
- **Increase of net interest and commission income to €98.9m**
- **New public-sector lending commitments grew from €8.8bn to €10.1bn**
- **Strategic reorientation and particular focus on domestic and international property financing - 37% increase in new mortgage lending commitments to €728m**
- **Successful launch of our international property financing activities – our new lending commitments to borrowers outside Germany totaled €222m in the reporting period**

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

Dear Sir or Madam,

Please find enclosed our latest press release, as well as an overview of Essen Hyp's key business figures as of June 30, 2002. We would appreciate you to edit and publish this information.

If you have any content-related questions or require further information about Hypothekenbank in Essen AG, please do not hesitate to contact our Public Relations Department (Tel.: +49 201 8135-495).

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

Hypothekenbank in Essen
Aktiengesellschaft
HRB 7083·Amtsgericht Essen

Aufsichtsrat:
Dr. Axel v. Ruedorffer
(Vorsitzender)

Vorstand:
Hubert Schulte-Kemper (Vorsitzender)
Michael Fröhner, Harald Pohl

HYPOTHEKENBANK IN ESSEN AG

Press Release

concerning the Interim Report of Hypothekenbank in Essen AG as of June 30, 2002

Despite the difficult overall economic setting, Hypothekenbank in Essen AG is able to report a more than satisfactory business result as of June 30, 2002. According to Hubert Schulte-Kemper, Chairman of the Board of Managing Directors, the operating result came to €68.6m (€74.1m), while the balance sheet total stood at €70.4bn (€69.6bn).

"During the first months of the year 2002, the world economy, and the U.S. economy in particular, seemed to regain momentum. Against this background, yields for government bonds of all maturities saw a noticeable increase until the end of March – in the United States, as well as in the euro area," Mr. Schulte-Kemper explained. However, growing concern about the sustainability of the economic upturn in the United States, in conjunction with doubts about the reliability of the accounting and reporting practices of U.S. companies, led to a sharp fall in stock prices in the United States. According to Mr. Schulte-Kemper, this development triggered a drop in long-term government bond yields and an upward revaluation of the euro against the U.S. dollar. However, given that Essen Hyp anticipated these factors early in advance and entered into the corresponding positions, the bank was able to benefit from falling yields. The Board of Managing Directors sticks to its view that neither the Federal Reserve nor the ECB will change interest rates in the second half of this year.

Mr. Schulte-Kemper reported that Essen Hyp's public-sector lending business, i.e. the granting of loans to the public sector and the acquisition of securities issued by other borrowers, saw a slight increase compared to the same period in the previous year. The volume of new lending commitments rose from €8.8bn to €10.1bn. This figure includes loans to public-sector borrowers and institutions governed by public law at an amount of €2.7bn (€2.1bn) and securities eligible for cover totaling €6.2bn (€4.5bn). In addition

to this, Essen Hyp put securities issued by other borrowers, which are not eligible for cover, amounting to €1.2bn (€2.3bn) on its books.

Mr. Schulte-Kemper added that the bank's strategic reorientation is now taking root. "About a year ago the Board of Managing Directors decided that property financing, and the financing of commercial properties outside Germany in particular, should play a more important role in the bank's business strategy, which, until then, was primarily based on the granting of public-sector loans," Mr. Schulte-Kemper reported. He pointed out that the Board of Managing Directors was aware of the fact that the positive impact of this strategic reorientation on the bank's earnings performance would only become apparent with a certain time lag. Unlike in the public-sector lending business where Essen Hyp maintains long-standing business relationships with almost all well-known national and international credit institutions, the acquisition network for the mortgage lending business has yet to be established. Against this background, Mr. Schulte-Kemper was all the more pleased to report a 37.3% increase in the total volume of irrevocable new lending commitments as early as end of June 2002. The total volume of mortgage loans came to €728m (€530m). €222m (€0m) of this figure were granted to European borrowers outside Germany. Mr. Schulte-Kemper added that Essen Hyp has, in the meantime, abandoned its original plan to acquire mortgage loan packages. "Unfortunately it has turned out that the proposed margins do not meet our requirements in most cases. And satisfactory margins are more important than volume," Mr. Schulte-Kemper explained. "We are determined to use the scope that is offered by our balance sheet for the targeted origination of profitable mortgage lending transactions."

In 2001, Essen Hyp started to prepare its foreign mortgage lending activities. When putting the necessary organizational structures into place, the bank focused on certain key markets, i.e. the United Kingdom, France, the Benelux countries and certain U.S. property markets. "The opening of our Representative Office in London at the beginning of this year marked the end of our preparations to enter the UK property market. In the period under review we generated irrevocable new mortgage lending

commitments totaling nearly €200m in the United Kingdom," Mr. Schulte-Kemper pointed out. In addition to this, the bank was able to grant its first loan in the United States shortly after June 30, 2002. In view of the successful launch of the bank's international property financing activities, which points to a realistic earnings potential for the future, the Board of Managing Directors has decided to recruit further credit specialists for the mentioned countries and to extend the bank's market observation and acquisition activities to further property markets.

Mr. Schulte-Kemper reported that domestic mortgage lending accounted for new lending commitments totaling €506m in the period under review. At 91%, the vast majority of these loans was granted in the West German Federal States. Commercial properties accounted for €157m of this figure. In this context, Mr. Schulte-Kemper emphasized that, even though there is a certain tendency to give up retail lending, Essen Hyp does not plan to abandon this business segment, which totaled €349m in the period under review. "Due to the cost-effective outsourcing of the loan processing and administration we are able to generate satisfactory margins at low credit risks," he explained.

"Despite the difficult rating environment for German banks, Essen Hyp continues to benefit from very good ratings for its public-sector *Pfandbriefe*, which have been rated AAA/AAA/Aa1 by the leading rating agencies Standard & Poor's, FITCH Ratings and Moody's," Mr. Schulte-Kemper reported. In order to refinance the bank's lending activities, bonds totaling €12.9bn (€14.8bn) were placed on the capital markets. Of this figure, *Pfandbriefe* accounted for €6.4bn (€5.1bn), including Jumbo and Global *Pfandbriefe* totaling €3.0bn (€5.0bn). The other bonds and notes issued totaled €6.5bn (€9.7bn). At a volume of €5.8bn (€5.3bn), Commercial Paper for short-term funding accounted for the majority of this figure.

The bank's net interest and commission income rose to €98.9m (€98.1m) in the reporting period. General operating expenses decreased slightly and came to €11.2m (€11.3m). "The expansion of our international property financing business will not necessarily result in higher general operating expenses as the bank will reduce costs in other areas, e.g. by outsourcing certain tasks," Mr. Schulte-Kemper emphasized.

Provision for possible loan losses was increased by €3.6m to €26.8m so that the bank's operating result as of June 30, 2002 came to €68.6m (€74.1m). "The previous year's excellent operating result is partly due to non-recurring effects from the disposal of participating interests," Mr. Schulte-Kemper reported. "As a result, the balance of other operating income and expenses decreased from €10.5m to €7.7m in the period under review."

Mr. Schulte-Kemper finally stated that, despite the fact that the global political and economic developments and their impact on the capital and money markets can hardly be foreseen, the promising development of the bank's property financing activities gives reason to believe that Essen Hyp can put its ambitious plans with regard to new lending commitments and earnings into practice. The Board of Managing Directors continues to expect a satisfactory business result for the year as a whole, which, however, is likely to stay below the excellent result achieved in 2001. Essen Hyp has taken the necessary steps to successfully close the extremely difficult financial year 2002.

Key Figures of Hypothekenbank in Essen AG

	30.06.2002 in €m	30.06.2001 in €m	Change
New lending business			
Public-sector loans and securities issued by other borrowers	10,139.1	8,844.0	14.6%
Mortgage loans	727.7	530.0	37.3%
The bank's funding			
Medium-/long-term *Pfandbriefe* and other bonds	6,527.2	8,636.1	-24.4%
Short-term	6,349.5	6,123.6	3.7%
of which: CP Program	5,774.4	5,296.8	9.0%
(current program utilization)	(1,883.3)	(1,998.8)	
Profit and loss account			
Net interest and commission income	98.9	98.1	0.8%
General operating expenses	11.2	11.3	-0.9%
Balance of other operating income and expenses	7.7	10.5	-26.7%
Operating result before provision for possible loan losses	95.4	97.3	-2.0%
Provision for possible loan losses	-26.8	-23.2	15.5%
Operating result	68.6	74.1	-7.4%

	30.06.2002 in €m	31.12.2001 in €m	Change
Figures from the balance sheet			
Balance sheet total	70,436.9	69,553.1	1.3%
Claims			
Mortgage loans	3,283.1	3,002.6	9.3%
Public-sector loans	36,896.7	36,841.4	0.2%
Securities issued by other borrowers	24,611.8	24,349.4	1.1%
Liabilities			
Mortgage *Pfandbriefe*	1,602.5	1,305.5	22.7%
Public-sector *Pfandbriefe*	54,427.7	54,519.1	-0.2%
Capital structure			
Subscribed capital	201.3	201.3	0%
Reserves	352.6	352.6	0%
Profit-sharing certificates	278.6	278.6	0%
Subordinated liabilities	295.9	298.5	-0.9%

Form 1010-0696...

HYPOTHEKENBANK IN ESSEN AG

Interim Report as of June 30, 2002



At a glance

	Jun 30, 2002 in € m	Dec 31, 2001 in € m
Balance sheet total	70,437	69,553
Subscribed capital and reserves	554	554
Profit-sharing certificates	279	279
Subordinated liabilities	296	299
Claims outstanding		
Mortgage loans	3,283	3,003
Public-sector loans	36,897	36,841
Securities issued by other borrowers	24,612	24,349
Other loans/other claims	2,509	2,703
Liabilities		
to banks	7,249	6,510
to customers	2,618	2,516
Securitized liabilities	58,999	58,980

	Jun 30, 2002 in € m	Jun 30, 2001 in € m
New lending commitments		
Mortgage loans	728	530
Public-sector loans	2,656	2,088
Securities issued by other borrowers	7,484	6,756
Profit and loss account		
Net interest income	104.1	102.6
Net interest and commission income	98.9	98.1
General operating expenses	11.2	11.3
Operating result before provision for possible loan losses	95.4	97.3
Provision for possible loan losses	-26.8	-23.2

Interim Report as of June 30, 2002

Dear Business Colleagues,

The world economy seemed to regain momentum during the first months of the year 2002. The United States whose economic growth clearly exceeded market expectations in the beginning of the year, once again was the motor of global economic activity. In view of the surprisingly positive growth figures, yields for government bonds of all maturities saw a noticeable increase until the end of March – in the United States, as well as in the euro area. However, growing concern about the sustainability of the economic upturn in the United States, in conjunction with doubts about the reliability of the accounting and reporting practices of U.S. companies, led to falling stock prices in the United States, which, in turn, triggered a drop in long-term government bond yields on both sides of the Atlantic and an upward revaluation of the euro against the U.S. dollar. Another reason for the positive bond market development is the fact that bonds were considered as 'safe haven' against the background of the continuing tensions in the Middle East, the fear of new terrorist attacks and the threat of a broader military conflict in the Kashmir region.

The economic weakness that weighed on the euro area in the previous year is gradually tapering off. While net exports have been stimulating economic growth, domestic demand has maintained its remarkably low level. Despite this rather slow economic recovery in the euro area it can be forecasted as early as today that the ECB's 2 % inflation target will probably be exceeded for the third year in succession. This is above all due to the upward movement of prices in the beginning of the year, which was due to an increase in food prices caused by adverse weather conditions and to excise tax increases. However, the ECB is concerned that the exogenous price shocks seen in the past might turn into a persistent inflationary trend and has thus indicated a certain bias to hike interest rates.

Under these circumstances long-term *Pfandbrief* yields saw a mixed development. After a 5.5 % peak in the beginning of April, 10-year *Pfandbriefe* yielded 5.2 % at the end of the period under review. This figure approximately corresponds to the yield level at the beginning of the year. The yield spread against Bunds with the same maturity hovered around 25 basis points throughout the reporting period.

Public-sector lending. The total volume of new lending commitments in this segment came to € 10.1bn (€ 8.8bn) in the reporting period. This figure includes loans to public-sector borrowers and institutions governed by public law at an amount of € 2.7bn (€ 2.1bn) and securities eligible for cover totaling € 6.2bn (€ 4.5bn). In addition to this, we put securities issued by other borrowers, which are not eligible for cover, amounting to € 1.2bn (€ 2.3bn) on our books. When selecting the assets to be acquired, we placed even more importance on margins. Lending transactions that did not meet our requirements with regard to margins were not entered into or sold. This strategy is also reflected in our portfolio optimization measures. In the framework of our spread management we continuously analyze our loan portfolio on the basis of the current yields in order to see whether assets which have already been refinanced can be exchanged for loans with higher yields. This business segment accounted for approximately € 3.5bn.

Property financing. About a year ago the Board of Managing Directors decided that property financing should play a more important role than before in the bank's business policy. All decision-makers were aware of the fact that the success of this strategic reorientation would only become apparent with a certain time lag. For this reason, we are all the more pleased that we can report a 37.3 % increase in the total volume of irrevocable new lending commitments as early as end of June 2002. The total volume of mortgage loans came to € 728m (€ 530m). € 222m (€ 0m) of this figure were granted to European borrowers outside Germany.

For the time being, we will concentrate on certain key markets when granting foreign mortgage loans. These are the United Kingdom, France, the Benelux countries, Spain and the United States. The opening of our Representative Office in London at the beginning of this year marked the end of our preparations to enter the UK property market. In the period under review we generated irrevocable new mortgage lending commitments totaling nearly € 200m in the United Kingdom. Besides our participation in loan syndicates we have started to extend foreign loans independently so that we are now preparing to act as an arranger and to form banking syndicates. However, for the time being, the total volume of these loans is still rather moderate. Apart from the fact that the lending business generates satisfactory margins we believe that this is a good opportunity to diversify our earnings by expanding our commission business in the segment of loan syndication and syndicated financing transactions.

The fact that we have successfully entered the UK property market has further encouraged us to access the U.S. property market as early as this year. As a part of our preparations, we will open a Representative Office in New York and recruit new staff for our International Property Financing Desk.

Our domestic mortgage lending business continues to be characterized by the close co-operation with our parent company, the Commerzbank AG. The volume of new loans, including those generated via the Commerzbank, came to € 506m on the reporting date. At 91 %, the vast majority of these loans was granted in the West German Federal States. Commercial properties accounted for € 157m of this figure. Even though

there is a certain tendency to give up retail lending, we do not plan to abandon this business segment, which accounted for loans totaling € 349m in the period under review. Due to the cost-effective outsourcing of the loan processing and administration we believe that the risk/return ratio is acceptable.
In view of the loan transactions which are currently being processed and which we expect to conclude we are confident that we will be able to meet our target for this segment, which is a total loan volume of around € 1.5bn for the year as a whole.

Funding and balance sheet total. In order to refinance our lending activities, bonds totaling € 12.9bn (€ 14.8bn) were placed on the capital markets. Of this figure, *Pfandbriefe* accounted for € 6.4bn (€ 5.1bn), including Jumbo and Global *Pfandbriefe* totaling € 3.0bn (€ 5.0bn). The other bonds and notes issued came to € 6.5bn (€ 9.7bn).
These figures include short-term funds (with a maturity of not more than one year) amounting to € 5.8bn (€ 5.3bn), which were placed as a revolving credit by means of our Commercial Paper Program. The program utilization came to nearly € 1.9bn (€ 2.0bn) on the reporting date.
The balance sheet total as of June 30, 2002 stood at € 70.4bn, which is a slight increase compared to year-end 2001 (€ 69.6bn).

Profit and loss account. At € 98.9m, net interest and commission income slightly exceeded the previous year's figure (€ 98.1m). General operating expenses remained nearly unchanged and came to € 11.2m (€ 11.3m). In the framework of our business planning we increased our provision for possible loan losses by € 3.6m to € 26.8m (€ 23.2m). The balance of other operating income and expenses came to € 7.7m, which is a clear reduction compared to the previous year (€ 10.5m). Having said this, however, it has to be taken into account that the previous year's figure was above all due to non-recurring effects from the disposal of participating interests. Our operating result as of June 30, 2002 thus came to € 68.6m (€ 74.1m).

Ratings. Our annual review meetings with the international rating agencies took place during the second quarter of 2002. In view of the difficult rating environment for German banks we attach particular importance to the fact that Standard & Poor's, FITCH Ratings and Moody's confirmed our long-term (A-/A/A2) and short-term (A2/F1/P-1) counterparty ratings, as well as the ratings for our public-sector *Pfandbriefe* (AAA/AAA/Aa1). As a part of our transparency policy the ratings and rating reports can be retrieved from our website www.essenhyp.com to the extent that they have been published by the rating agencies.

Future prospects. Given that the global political and economic developments and their impact on the international money and capital markets in the coming months cannot be foreseen, we assume that the business environment will remain difficult. However, in view of the promising development of our property financing business we are confident that we can put our ambitious plans with regard to new lending commitments and earnings into practice. We continue to expect a satisfactory business result for the year 2002, which, however, is likely to stay below the excellent result achieved in 2001.

Essen, July 2002

The Board of Managing Directors

Figures from the balance sheet

	Jun 30, 2002 in € m	Dec 31, 2001 in € m
Claims on banks	15,384.5	15,462.3
a) mortgage loans	2.1	2.1
b) public-sector loans	12,896.2	12,771.1
c) other claims	2,486.2	2,689.1
Claims on customers	27,304.1	27,084.4
a) mortgage loans	3,281.0	3,000.5
b) public-sector loans	24,000.5	24,070.3
c) other claims	22.6	13.6
Bonds and other fixed income securities	25,806.5	25,072.2
a) bonds and notes	24,611.8	24,349.4
b) bonds and notes issued by Hypothekenbank in Essen AG	1,194.7	722.8
Liabilities to banks	7,249.3	6,509.9
a) registered mortgage *Pfandbriefe* issued	67.6	68.4
b) registered public-sector *Pfandbriefe* issued	382.4	364.6
c) other liabilities	6,799.3	6,076.9
Liabilities to customers	2,618.3	2,516.4
a) registered mortgage *Pfandbriefe* issued	668.3	617.6
b) registered public-sector *Pfandbriefe* issued	1,483.0	1,535.4
c) other liabilities	467.0	363.4
Securitized liabilities	58,999.1	58,980.2
a) mortgage *Pfandbriefe* issued	866.6	619.5
b) public-sector *Pfandbriefe* issued	52,562.3	52,619.1
c) other bonds and notes	5,570.2	5,741.6
Subordinated liabilities	295.9	298.5
Profit-sharing certificates	278.6	278.6
Capital and reserves	553.9	553.9
a) subscribed capital	201.3	201.3
b) capital reserve	352.6	352.6
Balance sheet total	**70,436.9**	**69,553.1**

Figures from the profit and loss account

	Jan 1 – Jun 30, 2002 in € m	Jan 1 – Jun 30, 2001 in € m	Change in %
Interest income from lending and money market transactions, fixed income securities and government-inscribed debt	1,565.1	1,526.7	2.5
Current income from shares and other variable-yield securities, participating interests, trade investments and holdings in affiliated companies	26.2	13.5	94.1
Interest paid	1,487.2	1,437.6	3.5
Net interest income	104.1	102.6	1.5
Commission received	0.3	0.1	0.0
Commission paid	5.5	4.6	19.6
Net commission income	*-5.2*	*-4.5*	*15.6*
Net interest and commission income	98.9	98.1	0.8
Wages and salaries	4.7	4.3	9.3
Compulsory social security contributions	0.7	0.8	-12.5
Other administrative expenses, including depreciation on tangible assets	5.8	6.2	-6.5
General operating expenses	*11.2*	*11.3*	*-0.9*
Balance of other operating income and expenses	7.7	10.5	-26.7
Operating result before provision for possible loan losses	95.4	97.3	-2.0
Provision for possible loan losses	-26.8	-23.2	15.5
Operating result	**68.6**	**74.1**	**-7.4**
Average number of staff	134	131	
including:			
part-time staff and trainees	13	15	

Branches and Offices

Head Office

Essen
Gildehofstrasse 1
D-45127 Essen
PO Box 10 18 61
D-45018 Essen
Germany
Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-200
Fax Treasury: +49 2 01 81 35-3 99
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Registered under
HRB (Register of Companies)
Essen No. 7083

Lending Offices

Berlin
Bundesallee 28
D-10717 Berlin
Tel.: +49 30 86 21-3 95

Frankfurt
Westendstr. 19
D-60325 Frankfurt/M.
Tel.: +49 69 17 20 65

Hamburg
Fleethof – Stadthausbrücke 3
D-20355 Hamburg
Tel.: +49 40 37 64 47 50
Fax: +49 40 37 64 46 27

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54

Representative Offices

Brussels
Rue de l'Amazone 2
B-1050 Bruxelles
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96

Leipzig
Georgiring 1-3
D-04103 Leipzig
Tel.: +49 3 41 96 17 36-1/-3
Fax: +49 3 41 9 60 61 40

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: +44 20 76 38 09 52
Fax: +44 20 76 38 09 53

Liaison Offices

New York
1251 Avenue of the Americas
New York, NY 10020-1104
Tel.: +1 2 12 7 03-41 10
Fax: +1 2 12 7 03-41 01

Tokyo
Tokyo Marine Bldg.
Shinkan, 1-2-1, Marunouchi
Chiyoda-Ku
Tokyo 100-0005
Tel.: +81 3 52 93-93 35
Fax: +81 3 52 93-90 29

Chairman of the Supervisory Board

Dr. Axel Frhr. v. Ruedorffer
Member of the Board
of Managing Directors,
Commerzbank AG

Board of Managing Directors

Hubert Schulte-Kemper
Chairman

Michael Fröhner

Harald Pohl